SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

4th July 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Issue of Shares

Lon
don, UK; Brentwood, TN, US:
4
 July
 2008
 -
 Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care an
d cancer,
a
nnounces that the
Company
 has
 today issued 1,741,911 ordinary shares pursuant to the MacroMed Acquisition Agreement ("Agreement") approved by shareholders at the Company's Extraordinary General Meeting held
on 3 January 2007
 and
 details of which were
 contained in the Company's announcement dated
7 December 2006
.

Under the terms of the Agreement 10% of the
ordinary
shares issuable upon
the
acquisition of Mac
roMed Inc. were held back for a period of
 18 months
 from the date of the Acquisition and
 have become issuable on the basis that no claims against the MacroMed vendors
have arisen over that period.

Accordingly, application has today been made to the UK Listing Authority of the London Stock Exchange for the listing of 1,741,911 ordinary shares of 2p each in the Company.

The Shares will rank equally with the existing issued ordinary shares of the Company and are expect ed to
be admitted to the Official List and
commence trading
on or
around 9
 July 2008.

Following admission of the
se

ordinary shares
, the Company's issued
 share capital will be 342,159,034
ordinary shares
.

| Ends |

F
or f
urther
i
nformation
 please contact
:

Protherics
Nick Staples , Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0) 1928 51800 0

Financial Dynamics - press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York : John Capodanno, Jonathan Birt	+1 212 850 5600

Or visi
t
www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 4th July 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director